PROSPECTUS

                             468,883 SHARES

                       COMMON STOCK, NO PAR VALUE

                       THE KUSHNER-LOCKE COMPANY

The shareholder of The Kushner-Locke Company listed on page 15 may offer and sell up to 468,883 shares of Kushner-Locke common stock under this prospectus. We will not receive any part of the proceeds from any such sale.

Our common stock is listed on the NASDAQ National Market under the symbol KLOC and on the Pacific Stock Exchange under the symbol KLO.

    This investment involves a high degree of risk. See "Risk Factors" beginning on page 4 for a discussion of some of these risks.
                            _______________


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this Prospectus is June 16, 1999

                           ABOUT KUSHNER-LOCKE

GENERAL

The Kushner-Locke Company is a leading independent entertainment company which principally develops, produces, and distributes original feature films and television programming. Our feature films are developed and produced for the theatrical, made-for-video and pay cable motion picture markets. Our television programming has included television series, mini-series, movies-for-television, animation, reality and game show programming for the major networks, cable television, first-run syndication and international markets.

We established our feature film production operations in 1993. In 1994, we established an international theatrical film subsidiary to expand into foreign theatrical distribution. In 1995, we formed KLC/New City Tele-Ventures ("KLC/New City"), a joint venture 82.5% owned by us, to acquire films for

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distribution through emerging new delivery systems, including pay cable, pay-per-view, basic cable, video-on-demand and satellite systems. In late 1997, we acquired control of 800-U.S. Search, a leading provider of fee-based public record search and other customized individual reference services. In February 1998, we established KL/Phoenix, an 80% owned entity, which distributes feature films, television and video product throughout Latin America and to launch a 24 hour Spanish language movie channel called Gran Canal Latino.

In 1997 we entered into an agreement in principle with Universal Studios, Inc., whereby we have the right to distribute in international territories up to nine moderate to high-budget motion pictures over a three-year period.

Our feature film activities can be grouped into three areas: production and distribution of a limited number of higher-budget films intended for wide-screen domestic theatrical release, production and distribution of low-to-moderate budget films released direct-to-video or on pay cable television, and distribution licensing of acquired film rights. Some of our low-to-moderate budget films may have a limited theatrical release or a pay cable premiere before being released in home video.

In addition, we continue to acquire domestic cable rights for films for distribution through KLC/New City, including over 125 low budget feature films which are distributed to the pay-per-view, pay cable, basic cable and other ancillary markets. We also continue to acquire the international distribution rights to films for distribution through Kushner Locke International, Inc.

Since we commenced our business in 1983, we have produced or distributed over 1,000 hours of original television programming, including various television series, movies-for-television and mini-series.

We own 50% of TV First, a partnership that purchases media time for Christian music infomercials and commenced retail marketing of compact discs and audio and video cassettes in fiscal 1999.

Our executive offices are located at 11601 Wilshire Boulevard, Suite 2100, Los Angeles, California 90025, and our telephone number is (310) 481-2000.


800-U.S. SEARCH

800-U.S. SEARCH, an 80% owned subsidiary, is a leading provider of fee-based public record search and other customized individual reference services. Search uses a wide variety of public records and other publicly available information pertaining to individuals.

Search's services are marketed through its branded "Public Records Portal" Internet Website 1800USSEARCH.COM and through its direct response 1 (800) US-SEARCH telephone number. In January 1999, Search introduced Internet based "Instant Searches," which instantly displays the results of people locate searches and national death certificate searches. Search operates a 24 hour, seven days a week sales and service center, where its employees research, aggregate and cross-check data from a wide variety of sources. Research results are placed in a pre-formatted template and then delivered to Search's customers via e-mail, fax or U.S. mail.

Search continues to develop new technologies to provide access to public

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record information databases in a convenient, cost-saving and valuable way.

Search's executive offices are located at 9107 Wilshire Blvd., Suite 700, Beverly Hills, California 90210, and its telephone number is (310) 553-7000.

In November 1998, we launched Gran Canal Latino, our first satellite channel, through KL/Phoenix. KL/Phoenix is a newly-formed 80%-owned subsidiary. Gran Canal Latino broadcasts 24 hours a day, with a selection of Spanish language films mostly from Spain. Gran Canal Latino's satellite transmission reaches the United States and all of Latin America including Mexico. Under a distributor arrangement with Enrique Cerezo, we are broadcasting selections from 1,500 Spanish language movie titles.


                              RISK FACTORS

An investment in our common stock involves a high degree or risk. You should be aware of the following risks in addition to those risk factors included in the remainder of this prospectus that may affect our business and results of operations and the common stock. We caution you, however, that this list of risk factors may not be exhaustive.


We may need additional working capital that may not be available

We require substantial working capital to fund our current business and potential future growth. We have experienced negative cash flow from operations over the past three fiscal years and expect to continue to experience significant negative cash flow from operations in the future. We currently believe that we may need to raise additional capital to fund all the activities in our current business plan for the next 12 months. We may need additional capital to:

-- support more rapid production and distribution, -- develop new or enhanced products or services, -- respond to competitive pressures,
-- acquire complementary businesses or technologies, -- provide additional working capital to fund the operations of Search, or -- respond to unanticipated events.

We may be unable to raise additional funds when needed on terms we consider to be favorable or acceptable. If funds are unavailable when required or on acceptable terms, we may be unable to develop or enhance our products or services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any of such limitations could materially and adversely effect our business, financial condition and prospects. Any possible debt financing, including further increases of our syndicated revolving credit agreement, if available, may involve covenants limiting or restricting our operations or future opportunities.


If we raise additional working capital we could dilute existing shareholders

Any additional working capital in the form of equity financing may dilute existing shareholders. If new equity securities are issued, the percentage ownership of our shareholders before the issuance will be reduced and the net book value of their shares may be diluted.

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Our quarterly results fluctuate significantly

Our operating revenues, cash flow and net earnings historically have fluctuated significantly from quarter to quarter, depending in large part on the delivery or availability dates of our programs and product and the amount of production costs incurred and amortized in the period. Therefore, year-to-year comparisons of quarterly results may not be meaningful and quarterly results during the course of a fiscal year may not be indicative of results expected for the entire fiscal year.


We have experienced substantial net losses

Primarily as a result of significant net losses in fiscal 1993, 1994, 1995, 1997 and 1998 and through March 31, 1999 of fiscal 1999, we had an accumulated deficit of $24,655,000 at March 31, 1999.


We depend on a limited number of projects

We depend on a limited number of films, television programs and other projects that change from period to period for a substantial percentage of our revenues. The change in projects from period to period is due principally to the opportunities available to us and to audience response to our films and programs which are unpredictable and subject to change. During fiscal 1998, we recognized approximately 35% of revenues from the delivery and/or availability of 25 feature films, and approximately 24% of revenues from the delivery and/or availability of a network series and two first run syndication television series. During fiscal 1997, we recognized approximately 35% of revenues from the delivery and/or availability of 18 feature films and approximately 40% of revenues from the delivery and/or availability of two network series and two first run syndication television series.

The loss of a major project, unless replaced by new projects, or the failure or less-than-expected performance of a major project could have a material adverse effect on our results of operations and financial condition as well as the market price of our securities. We may be unable to generate the same level of new projects as we have in the past. Further, the projects we release may be unsuccessful.


Our accounting policies for program and film revenues may result in significant write-downs

We generally recognize revenues from a program or film when it is either delivered or available for delivery. Capitalized production costs are amortized each period based upon the current period's gross revenues versus management's estimate of anticipated total gross revenues from the program or film during its useful life. Accordingly, if management reduces its estimate of the future revenues of a program or film, a significant write-down and a corresponding decrease in earnings could result in the quarter and fiscal year in which the write-down is taken.

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We depend on certain key employees

KUSHNER-LOCKE. We are dependent on the efforts and abilities of Donald Kushner and Peter Locke, our founders and principal executive officers, and certain other members of senior management. We have obtained and we are the beneficiary of term life insurance policies on each of the lives of Messrs. Kushner and Locke in the amount of $5,000,000 each. Our business or prospects may be materially adversely affected if Messrs. Kushner or Locke, or one or more other key personnel were to leave.

Our syndicated revolving credit agreement with Chase Manhattan Bank, as agent, includes as events of default:

-- the failure of either Messrs. Kushner or Locke to be our Chief Executive
   Officer, or

-- any person or group acquiring ownership or control of our capital stock having voting power greater than the voting power at the time controlled by Messrs. Kushner and Locke combined (other than an institutional investor able to report its holdings on Schedule 13G which holds no more than 15% of the voting power).

If one of the described events of default occurred, the bank may not waive the default.

SEARCH. Search's success also depends to a significant degree upon the continued contributions of its executive management team, including [Peter Locke and Donald Kushner]. Search's success will also depend upon its technical, marketing and sales personnel as well as its ability to attract and retain additional highly qualified employees in all of these areas to supplement existing personnel. Search's employees, including its senior management, generally may terminate their employment with Search at any time and competition for qualified employees is intense. The process of locating and hiring personnel with the combination of skills and attributes required to carry out Search's strategy is often lengthy and potentially costly. The loss of the services of key personnel or the inability to attract additional qualified personnel to supplement or, if necessary, to replace existing personnel, could have a material adverse effect on our business and prospects.


The costs for our television programming or films may be less than initial revenue

The revenues from pre-sales, output arrangements and the initial licensing of television programming or films may be less than the associated production costs. Our ability to cover the production costs of particular programs or films is dependent upon the availability, timing and the amount of revenues obtained from third parties. In any event, we are generally required to fund at least a portion of production costs, pending receipt of revenues, out of our lines of credit or working capital. Although our strategy generally is not to commence principal photography without first obtaining commitments which cover all or substantially all of the budgeted production costs, from time to time we may commence principal photography without these commitments. In the past, we have commenced principal photography on a limited number of projects before obtaining commitments which cover substantially all of the budgeted production costs but were able subsequently to obtain commitments to cover substantially all of these costs. Each project was one which we believed would be successful and for which we determined it was necessary to begin principal

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photography quickly.  We may be unable to cover project costs in the future if we were to undertake projects before making adequate pre-sales.


The television and feature film industries are very risky

The production and distribution of feature films and television programs involves a substantial degree of risk. The success of an individual feature film or television program depends upon subjective factors, such as the personal tastes of the public and critics, and alternative forms of entertainment. These factors do not necessarily bear a direct correlation to the costs of production and distribution. There is a risk that some or all of our projects will not be successful, resulting in costs not being recouped and losses from the project.


As we shift towards more film projects from television programs, receipts of revenues are delayed

Networks typically pay license fees for television projects equal to approximately 70-90% of the production budget as the project is being produced. Foreign sales, which are typically paid when the project is made available or delivered to broadcasters, usually cover the remainder of the production budget. However, with feature film production, approximately 80-100% of the production budget is covered by foreign and domestic sales which are typically not paid until the project is available for release in different media. We have become increasingly subject to the risk of the longer lead times for completion of new product and receipt of related cash flow from feature films as we have shifted to a mix of network television and feature films from exclusively network television programs.


Our businesses are in highly competitive industries

KUSHNER-LOCKE. Competition in the motion picture, television and satellite distribution industries is intense. We compete with the major motion picture studios, numerous independent producers of feature films and television programming and the major U.S. networks for the services of actors, other creative and technical personnel, creative material and, in the case of network television programming, for the limited number of time slots for episodic series, movies-of-the-week and mini-series. Many of our principal competitors have greater financial, distribution, technical and creative resources than we do.

The Federal Communications Commission ("FCC") repealed its financial interest and syndication rules, effective as of September 21, 1995. Those FCC rules, which were adopted in 1970 to limit television network control over television programming and thereby foster the development of diverse programming sources, had restricted the ability of the three established, major U.S. television networks (i.e., ABC, CBS and NBC) to own and syndicate television programming. We believe that there has been an increase in in-house productions of programming for the networks' own use and potentially a decrease of programming from independent suppliers such as us.

SEARCH. The individual reference service industry is highly competitive and highly fragmented. Search's primary current competitors in the area of person locator searches include major telephone companies and other third parties who

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publish free printed or electronic directories and private investigation firms.
Search's primary competitors for individual background searches include these companies and firms, as well as LEXIS-NEXIS, a division of Reed Elsevier Inc., The Dun & Bradstreet Corporation, Reuters Limited, Avert, Inc., and a significant number of companies operating on either a national scale or a local or regional basis. Many of these companies have greater financial and marketing resources than Search and may have significant competitive advantages through other lines of business and existing business relationships.

Search also competes with online services and other Web site operators, as well as traditional media such as television, radio and print, for a share of advertisers' total advertising space or programs. Furthermore, additional major Internet and other companies with financial and other resources greater than those of Search may introduce new Internet products and services in direct competition with Search. Search's competitors or potential competitors may develop services that are superior to those of Search, develop services less expensive than those of Search or achieve greater market acceptance with their services than Search achieves with its services.


We depend on strategic relationships in the Internet market

An important element of Search's current business strategy is to enter into agreements with Internet companies to direct and attract traffic to Search's Web site. Search has recently entered into agreements with Internet companies to expand opportunities to attract page views to Search's Web site and generate sales and expects to enter into similar agreements in the future. Search anticipates that certain up-front and continuing payments and royalty payments under these agreements will constitute a significant portion of its expenses in future periods. Search's success will depend upon its ability to maintain these relationships and develop additional relationships, and upon these arrangements generating page views to Search's Web site and ultimately sales of our services. Search may not maintain its existing relationships or enter into new relationships with Internet companies, and Search may not generate sales from these relationships. Any early termination of certain existing agreements, or failure after termination to enter into or to renew agreements with Internet companies on terms favorable to Search, could have a material adverse effect on our business, results of operations and prospects.


We may not be successful in promoting and maintaining awareness of the 1-800-USSEARCH brand

We believe that establishing and maintaining the 1-800-USSearch brand through its marketing campaign and creation of consumer confidence in Search's services is critical to its efforts to attract customers to its Web site. We will be unsuccessful in promoting and maintaining Search's brand if Search's capital resources are not sufficient to maintain current and anticipated future levels of advertising or if customers do not perceive the content of Search's services to be of high quality. Our financial condition and results of operations may be materially and adversely affected as Search incurs additional expenses to improve its services and promote and maintain its brand.

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Our plan to offer new services may not be successful

Search plans to introduce new and expanded services in order to generate additional revenues and attract more customers. Search may be unable to offer new services in a cost-effective or timely manner or customers may not accept any of these efforts. If offered and accepted, these new services may be unprofitable. Any new service launched by Search that is not favorably received by customers could damage Search's reputation for existing services or its brand name.

Expansion of Search's services will also require significant additional capital and development and may strain our management, financial and operational resources. Search's inability to generate revenues from expanded services sufficient to offset their cost could have a material adverse effect on our financial condition and results of operations. Finally, certain new services, like background checks, may be subject to state licensing requirements. We may be unable to offer these services in one or more jurisdictions if Search is unable to obtain required licenses.


We may not adequately respond to rapidly changing technology, standards and consumer demands in our markets

The markets for Search's services are characterized by rapidly changing technology, emerging industry standards and customer requirements that are subject to rapid change and frequent new service introductions. These characteristics are exacerbated by the emerging nature of the electronic commerce market and the expectation that many companies may introduce new Internet products and services addressing this market in the near future. Search may be unsuccessful in developing new services or enhancing its existing service on a timely basis. If Search develops new services or enhances existing services, these services may not effectively address customer requirements and achieve market acceptance. Our business results of operations and prospects would be materially and adversely affected if Search, for technological or other reasons, is unable to develop and enhance these services in a manner compatible with emerging industry standards and that allows it to attract and expand a customer base.


We face risks associated with government regulation

LOCAL CONTENT AND QUOTA REQUIREMENTS. Our programming may be subject to local content and quota requirements, and/or other limitations, in international markets which prohibit or limit the amount of programming produced outside of the local market. These restrictions, or new or different restrictions, could have an adverse impact on our operations in the future should we be unable to perform under those requirements or limitations. We believe these requirements have not affected our licensing of programs in international markets to date.

FCRA AND ADA. In connection with certain services Search provides, particularly individual background checks used for employment purposes, Search may be considered a "consumer reporting agency" as this term is used in the Fair Credit Reporting Act ("FCRA") and, therefore, may be required to comply with the various consumer credit disclosure requirements of the FCRA. While Search intends to comply with the FCRA as a "consumer reporting agency" in connection with providing individual background checks for employment purposes in the future, the procedures which we implement may be deemed insufficient.

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Search's limited procedures to date to avoid being regulated as a consumer reporting agency by attempting to restrict its individual background check service to permissible purposes (which excludes employment purposes). However, these procedures may be deemed insufficient. Willful or negligent noncompliance with the FCRA, including with respect to Search's prior operations, could result in civil liability to the subjects of reports.

The Americans with Disabilities Act of 1990 ("ADA") contains pre-employment inquiry and confidentiality restrictions designed to prevent discrimination in the hiring process against individuals with disabilities. The ADA regulates the use by Search's customers of certain information sold to them, both in respect to the type of information and the timing of its use. A number of states have laws similar to the FCRA, and some states have laws more restrictive than the ADA. Many state laws limit the type of information which can be made available to the public. Certain state laws may require Search to be licensed in order to conduct its background check business within those states. Customers in these states can access Search's Web site, which may subject Search to the laws of these states because its residents order services through Search's Web site and Search mails, faxes or e-mails reports to the resident within the state. In the event Search is determined to have violated any of the applicable federal or state laws, Search could be subject to substantial civil and/or criminal liability which would have a material adverse effect on our business and prospects.

PRIVACY AND CONSUMER ISSUES. Many privacy and consumer advocates and federal regulators have become increasingly concerned with the use of personal information, particularly consumer credit reports (which Search does not provide). Search uses the social security numbers of individuals to search various databases, including those of consumer credit reporting agencies. Various federal regulators and organized groups have attempted and continue attempting to adopt new or additional federal and state legislation to regulate the use of personal information. Federal and/or state laws relating to access and use of personal information, in particular, and privacy and civil rights, in general, amended or enacted in the future could materially adversely impact our business and prospects.

GENERAL BUSINESS ISSUES. Search is also subject to regulations applicable to businesses generally and laws or regulations directly applicable to access to online commerce. A number of new or changed laws, governmental policies and/or regulations may be adopted, or cases may be decided, with respect to the Internet or commercial online services covering issues such as property ownership, user privacy, libel, pricing, acceptable content, copyrights, trademarks and/or other intellectual property rights, distribution, taxation, access charges and other fees, and quality of products and services. These laws, governmental policies and/or regulations could significantly increase the costs incurred by Internet Service Providers ("ISPs"), and the increased costs could be passed along ultimately to end users, including Search. These cost increases could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, which could have a material adverse effect on our business, results of operations and prospects. Certain telephone carriers have petitioned governmental bodies to regulate ISPs and online service providers in a manner similar to long distance telephone carriers and to impose access fees on ISPs and online service providers. The carriers are concerned because of the Internet's increasing burden on the existing telecommunications infrastructure and resulting interruptions in phone service, the present policy of the Federal Communications commission of not imposing access charges or Universal

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Service Fund funding obligations on ISPs, the ability of ISPs to route long distance telephone-type traffic over the Internet in competition with the services of traditional long distance telephone carriers, or for other competitive concerns. The costs of communicating on the Internet would increase substantially if any of these petitions or the relief sought therein is granted, potentially adversely affecting the growth in use of the Internet.

It is possible that the governments of other states or foreign countries might attempt to regulate Search's business or levy sales or other taxes relating specifically to the activities engaged in by Search due to the global nature of the Internet. Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject Search to additional state sales and income taxes. There is no assurance that state or foreign governments will not allege or charge violations of local laws, that Search might not unintentionally violate these laws or that these laws will not be modified, or new laws enacted, in the future. Any of the foregoing developments could have a material adverse effect on our financial condition and results of operations.


Search may be unable to acquire or maintain relevant domain names and may be unable to prevent third parties from acquiring similar domain names

Search currently holds various Web domain names relating to its brand, including the 1800USSEARCH.COM domain name. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names and this regulation is subject to change. As a result of changes in government regulation, Search may be unable to acquire or maintain relevant domain names in some or all of the countries in which it conducts business.

The relationships between regulation governing domain names and laws protecting trademarks and similar proprietary right, is uncertain at present. Accordingly, Search may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights. Any such inability could have a material adverse effect on our business, financial condition, results of operations and prospects.


We could face problems related to the "Year 2000 Issue"

The "Year 2000 Issue" is typically the result of certain firmware limitations and of limitations of certain software written using two digits rather than four to define the applicable year. If software and firmware with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, interruptions in customer service operations, a temporary inability to process transactions, conduct searches, or engage in similar normal business activities.

We have upgraded or replaced virtually all firmware in part to mitigate Year 2000 exposure. We utilize off-the-shelf and custom software developed internally and by third parties. We believe that our off-the-shelf software is Year 2000 compliant. However, there is no assurance that we will not be required to modify or replace significant portions of our software so that our systems will function properly with respect to dates in the year 2000 and

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thereafter.  We are engaged in a two-phase process to evaluate our internal status with respect to the Year 2000 issue. In phase one, we are completing a Year 2000 evaluation, including Information Technology ("IT") systems, non-IT systems, and critical third-party entities with which we transact business. Either of the following problems could have a material adverse effect on our business, financial condition, results of operations and prospects: (1) our failure to make, or timely complete, required modifications to existing software and firmware or conversions to new software or firmware; or (2) a malfunction in software or firmware used on computer systems utilized by our service providers. Further, our failure to successfully resolve these issues could result in a shut-down of some or a substantial portion of our operations (including those of Search), which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Search depends on information contained primarily in electronic format in Internet databases and computer systems maintained by third parties. The disruption of these third-party systems and the supply of information provided through these systems could have a material adverse effect on Search's, and therefore our, business, financial condition, results of operations and prospects. In addition, Search relies on the integration of various systems in aggregating the content from multiple sources. The failure of any of those systems as a result of Year 2000 compliance issues could prevent Search from delivering its products and services, which could have a material adverse effect on Search's, and therefore our, business, financial condition, results of operations and prospects. Search does not currently have any information concerning the Year 2000 compliance status of its customers and their Internet service providers. In the event that substantial numbers of Internet users do not successfully and timely achieve Year 2000 compliance, Search's, and therefore our, business, financial condition, results of operations and prospects could be adversely affected.

We are developing a comprehensive contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations, and in particular those related to Search. There is no assurance that our contingency plan will adequately address all Year 2000 issues. Our failure to implement, if necessary, an appropriate contingency plan could have a material impact on our business, financial condition, results of operations and prospects.

Finally, we are also vulnerable to external forces that might generally affect industry and commerce, such as utility or transportation company or Internet Year 2000 compliance failures and related service interruptions. Any significant interruption of general access to the Internet, or the customary function and operations of, the Internet could have a material adverse effect on our business, financial condition, results of operations and prospects. Some commentators have predicted significant litigation regarding Year 2000 compliance issues. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent we may be affected by it.

We currently believe that this issue will not pose significant operational problems, however delays in the modification or conversion of our or Search's systems, or those of our or Search's vendors and suppliers of services, or the failure to fully identify all Year 2000 dependencies in the systems could have a material adverse effect on the our business, financial condition, results of operations and prospects.

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Until the completion of phase one, we cannot quantify the impact of the Year
2000 issue. However, failure of critical internal IT systems, non-IT systems, third-party vendors and financial institutions may limit or prevent is from performing services for our customers, and could have a material adverse effect on our business, financial condition, results of operations and prospects. Through March 31, 1999 we incurred no material year 2000 remediation costs, and presently anticipate incurring no material remediation costs in the future.


We may face labor problems as a result of collective bargaining agreements

We and certain of our subsidiaries are parties to several collective bargaining agreements. Our union contracts are industry-wide and our labor relations are not entirely dependent on our activities or decisions alone. A labor dispute or strike could have a material adverse effect on our future business, results of operations and prospects.


We do not plan to pay and are restricted from paying cash dividends

We have never paid any cash dividends and have no present intention to declare or to pay cash dividends. The payment of dividends also is restricted by covenants in our credit agreement and the indentures and fiscal agency agreements under which our Convertible Subordinated Debentures were issued. It is our present policy to retain any earnings to finance our business growth and development.


We can not guarantee an adequate market for our common stock

Our common stock is currently listed on the NASDAQ National Market. We may be unable to maintain our listings. It is possible that no adequate market for our common stock will exist or, if it exist, that it will continue.


Shares available for futures sale may depress the market price of our common stock

Substantially all of the 13,644,291 shares of common stock outstanding as of June 3, 1999 and the 2,965,019 shares of common stock issuable upon exercise of outstanding options or warrants or upon conversion of outstanding convertible subordinated debentures will be freely tradeable in the public markets pursuant to a registration statement or available exemption from registration. Approximately 2,070,102 of these shares are issuable at or below $10.00 per share. The availability or perception of availability of shares for public sale may have a depressive effect on the market price of the common stock.


            SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

You should be aware that this prospectus contains forward-looking statements. Forward looking statements discuss future expectations, contain projections of results of operations or financial condition, or general business prospects. Words such as "expects," "may," "will," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions often identify

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

forward-looking statements. The forward-looking statements in this prospectus reflect the good faith judgment of our management. However, forward-looking statements can only be based on facts and factors currently known. Consequently, actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You should carefully consider the risk factors described above together with all of the other information included or incorporated by reference in this prospectus before you decide to purchase any securities.


                   WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, or the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at "HTTP://WWW.SEC.GOV" or on our Website at "HTTP://WWW.KUSHNER-LOCKE.COM."

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

-- Our Annual Report on Form 10-K for the fiscal year ended September 30, 1998 as amended on Forms 10-K/A filed on January 28, 1999 and February 22, 1999.

-- Our quarterly report on Form 10-Q for the quarters ended December 31, 1998 and March 31, 1999.

-- Our Proxy Statement dated April 29, 1999.

-- Our Current Reports on Form 8-K filed on October 27, 1998, April 16, 1999 and May 3, 1999.

-- Our registration statement on Form 8-A filed on July 16, 1996.

We will provide a copy of the documents incorporated by reference upon your request. You may request a copy of these filings, at no cost, by writing or telephoning our Senior Vice President and Chief Financial Officer, Mr. Robert Swan, at the following address:

  The Kushner-Locke Company
  11601 Wilshire Blvd. 21st Floor
  Los Angeles, California 90025
  (310) 481-2000

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where

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

the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.


                             USE OF PROCEEDS

All net proceeds from the sale of the common stock covered by this prospectus will go to the selling shareholder. Accordingly, we will receive no proceeds from the sale of these securities.


                           SELLING SHAREHOLDER

An aggregate of 468,883 shares of common stock are being registered in this offering for the account of the selling shareholder. The selling shareholder may sell its shares commencing on the effective date of the registration statement of which this prospectus is a part. Sales of the common stock may depress the price of the common stock in any market for the common stock.

The table below presents certain information with respect to the selling shareholder for whom we are registering securities for resale to the public. The selling shareholder has not held any position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock.


        Selling            Shares Owned         Number of      Shares Owned
      Shareholder        Prior to Offering   Shares Offered   After Offering
      -----------        -----------------   --------------   --------------

The Harvey
Entertainment Company       468,883             468,883            0



                           PLAN OF DISTRIBUTION

We will pay all of the expenses, including, but not limited to, fees and expenses of compliance with federal and state securities or blue sky laws, incident to the registration of the shares, other than underwriting discounts and selling commissions, and fees or expenses, if any, of counsel or other advisors retained by the selling shareholder.

The selling shareholder may offer the securities covered by this Prospectus at various times in one or more of the following transactions:

-- on the National Association of Securities Dealers Automated Quotation
   System National Market;

-- on the Pacific Stock Exchange;

-- in a transaction other than on such market or exchange;

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

-- in connection with short sales of the securities;

-- by pledge to secure debts and other obligations;

-- in connection with the writing of non-traded and exchange traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

-- in a combination of any of the above transactions.

The selling shareholder may sell its securities at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling shareholder may use broker-dealers to sell its securities. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholder, or they will receive commissions from purchasers of securities for whom they acted as agents.


                      DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 50,000,000 shares of common stock. At June 10, 1999, we had 13,644,291 shares of common stock issued and outstanding. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to the shareholders. In electing directors, however, each shareholder is entitled to cumulate votes for any candidate if, before the voting, the candidate's name has been placed in nomination and any shareholder has given notice of an intention to cumulate votes. The common stock is not subject to redemption or to liability for further calls or assessment. Holders of common stock will be entitled to receive dividends as may be declared by our Board of Directors out of funds legally available therefore and to share pro rata in any distribution to shareholders. The shareholders have no conversion, preemptive or other subscription rights.


                     SHARES ELIGIBLE FOR FUTURE SALE

Substantially all of the 13,644,291 shares of common stock outstanding as of June 10, 1999, and, subject to issuance, the 2,965,019 shares of common stock issuable upon exercise of outstanding options or warrants, or issuable upon conversion of outstanding convertible securities, will be freely tradeable in the public markets, in certain cases pursuant to a registration statement or available exemption from registration. Of the shares issuable upon exercise or conversion of outstanding securities, approximately 2,070,102 shares are issuable at or below $10.00 per share. The availability of shares for public sale, or the perception of this availability, may have a depressive effect on the market price of the common stock.


                                 EXPERTS

Our consolidated financial statements and the financial statement schedule included in our report on Form 10-K/A of the Company as of and for the year ended September 30, 1998, have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their reports, dated December 24, 1998, accompanying such financial statements and financial statement schedule, and are incorporated herein by reference in reliance upon the reports of such firm, which reports are given upon their authority as experts in accounting and auditing. The consolidated financial statements and schedule of The Kushner-Locke Company as of September 30, 1997 and for each of the years in the two-year period ended September 30, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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